Interim Consolidated Financial Statements
(unaudited)

Oncolytics Biotech® Inc.
September 30, 2013 and 2012

ONCOLYTICS BIOTECH INC.
INTERM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)

	Notes	September 30, 2013 $	December 31, 2012 $
Assets
Current assets
Cash and cash equivalents	3	29,472,201	19,323,541
Short-term investments	3	2,001,644	1,969,228
Accounts receivable		35,402	44,979
Prepaid expenses		471,318	331,094
Total current assets		31,980,565	21,668,842
Non-current assets
Property and equipment		568,711	409,248
Total non-current assets		568,711	409,248

Total assets		32,549,276	22,078,090
Liabilities And Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		4,913,395	7,291,310
Total current liabilities		4,913,395	7,291,310
Commitments	7
Shareholders’ equity
Share capital Authorized: unlimited Issued:
September 30, 2013 – 84,758,818
December 31, 2012 – 76,710,285	4	228,513,564	198,155,091
Warrants	4	376,892	376,892
Contributed surplus	4, 5	24,282,934	24,126,265
Accumulated other comprehensive loss		17,011	(57,115)
Accumulated deficit		(225,554,520)	(207,814,353)
Total shareholders’ equity		27,635,881	14,786,780
Total liabilities and equity		32,549,276	22,078,090
See accompanying notes

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)

	Notes	Three Month Period Ending September 30, 2013 $	Three Month Period Ending September 30, 2012 $	Nine Month Period Ending September 30, 2013 $	Nine Month Period Ending September 30, 2012 $
Expenses
Research and development	5, 11, 12	5,001,972	8,129,328	13,923,323	24,673,201
Operating	5, 11, 12	1,222,157	1,175,227	4,107,650	3,485,368
Operating loss		(6,224,129)	(9,304,555)	(18,030,973)	(28,158,569)
Interest		110,479	74,053	290,806	287,509
Loss before income taxes		(6,113,650)	(9,230,502)	(17,740,167)	(27,871,060)
Income tax expense		—	(13,400)	—	(10,172)
Net loss		(6,113,650)	(9,243,902)	(17,740,167)	(27,881,232)
Other comprehensive income items that may be reclassified to net loss
Translation adjustment		(33,513)	(47,462)	74,126	34,479
Net comprehensive loss		(6,147,163)	(9,291,364)	(17,666,041)	(27,846,753)
Basic and diluted loss per common share	6	(0.07)	(0.12)	(0.21)	(0.37)
Weighted average number of shares (basic and diluted)		84,758,818	76,607,281	83,112,919	75,903,566
See accompanying notes

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

	Share Capital $	Contributed Surplus $	Warrants $	Accumulated Other Comprehensive Loss $	Accumulated Deficit $	Total $
As at December 31, 2011	177,282,566	21,142,519	2,653,627	(117,501)	(171,440,832)	29,520,379

Net loss and comprehensive loss	—	—	—	34,479	(27,881,232)	(27,846,753)
Issued, pursuant to a bought deal financing	19,386,903	—	376,892	—	—	19,763,795
Exercise of stock options	1,380,139	(392,920)	—	—	—	987,219

Share based compensation	—	(49,489)	—	—	—	(49,489)
As at September 30, 2012	198,049,608	20,700,110	3,030,519	(83,022)	(199,322,064)	22,375,151

	Share Capital $	Contributed Surplus $	Warrants $	Accumulated Other Comprehensive Loss $	Accumulated Deficit $	Total $

As at December 31, 2012	198,155,091	24,126,265	376,892	(57,115)	(207,814,353)	14,786,780

Net loss and comprehensive loss	—	—	—	74,126	(17,740,167)	(17,666,041)
Issued, pursuant to a bought deal financing	30,218,797	—	—	—	—	30,218,797
Exercise of stock options	139,676	(34,687)	—	—	—	104,989

Share based compensation	—	191,356	—	—	—	191,356
As at September 30, 2013	228,513,564	24,282,934	376,892	17,011	(225,554,520)	27,635,881
See accompanying notes

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Notes	Three Month Period Ending September 30, 2013 $	Three Month Period Ending September 30, 2012 $	Nine Month Period Ending September 30, 2013 $	Nine Month Period Ending September 30, 2012 $

Operating Activities
Net loss for the period		(6,113,650)	(9,243,902)	(17,740,167)	(27,881,232)
Amortization - property and equipment		41,205	26,422	91,351	83,993
Share based compensation	5, 11	(59,497)	(121,685)	191,356	(49,489)
Unrealized foreign exchange loss (gain)		34,179	983	(63,670)	17,145
Net change in non-cash working capital	10	(412,109)	1,514,620	(2,508,562)	301,108
Cash used in operating activities		(6,509,872)	(7,823,562)	(20,029,692)	(27,528,475)
Investing Activities
Acquisition of property and equipment		(103,512)	(25,238)	(250,814)	(118,865)
Purchase of short-term investments		—	—	(32,416)	(32,441)
Cash used in investing activities		(103,512)	(25,238)	(283,230)	(151,306)
Financing Activities
Proceeds from exercise of stock options and warrants		—	101,750	104,989	987,219
Proceeds from public offering	4	—	—	30,218,797	19,763,795
Cash provided by financing activities		—	101,750	30,323,786	20,751,014
Increase in cash		(6,613,384)	(7,747,050)	10,010,864	(6,928,767)
Cash and cash equivalents, beginning of period		36,153,277	33,802,813	19,323,541	32,918,751
Impact of foreign exchange on cash and cash equivalents		(67,692)	(48,445)	137,796	17,334
Cash and cash equivalents, end of period		29,472,201	26,007,318	29,472,201	26,007,318
See accompanying notes

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2013

Note 1: Incorporation and Nature of Operations

Oncolytics Biotech Inc. was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc.
Our interim consolidated financial statements for the period ended September 30, 2013, were authorized for issue in accordance with a resolution of the Board of Directors (the "Board") on November 6, 2013. We are a limited company incorporated and domiciled in Canada. Our shares are publicly traded and our registered office is located at 210, 1167 Kensington Crescent NW, Calgary, Alberta, Canada.
We are a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics. Our product being developed may represent a novel treatment for Ras mediated cancers which can be used as an alternative to existing cytotoxic or cytostatic therapies, as an adjuvant therapy to conventional chemotherapy, radiation therapy, or surgical resections, or to treat certain cellular proliferative disorders for which no current therapy exists.
Note 2: Basis of Financial Statement Presentation
Our interim consolidated financial statements include our financial statements and the financial statements of our subsidiaries as at September 30, 2013 and are presented in Canadian dollars, our functional currency.
Our accounts are prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the International Accounting Standards Board (“IASB”). The accounts are prepared on the historical cost basis, except for certain assets and liabilities which are measured at fair value as explained in the notes to these financial statements.
These interim consolidated financial statements have been prepared in compliance with International Accounting Standard 34 Interim Financial Reporting. The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since our last fiscal year end and are not fully inclusive of all matters required to be disclosed in our annual audited consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with our most recent annual audited consolidated financial statements, for the year ended December 31, 2012. We have consistently applied the same accounting policies for all periods presented in these interim consolidated financial statements as those used in our audited consolidated financial statements for the year ended December 31, 2012.
Standards and Interpretations Adopted in 2013
On January 1, 2013, we adopted the following standards and amendments to existing standards:
IFRS 10, Consolidated Financial Statements, (“IFRS 10”) replaces consolidation requirements in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities, and establishes principles for identifying when an entity controls other entities.
IFRS 11, Joint Arrangements, (“IFRS 11”) replaces IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities – Non-monetary Contributions by Venturers, and requires a single method to account for interests in jointly controlled entities.
IFRS 12, Disclosure of Interests in Other Entities, (“IFRS 12”) establishes comprehensive disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, and special purpose vehicles.
IFRS 13, Fair Value Measurement, provides a single source of fair value measurement and disclosure requirements in IFRS.
Amendments to IAS 1, Presentation of Financial Statements, to require entities to group items within other comprehensive income that may be reclassified to net income.
The standards and amendments listed above did not have a significant impact on the Company’s financial statements.

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2013

Note 3: Cash Equivalents and Short Term Investments

Cash Equivalents
Cash equivalents consist of interest bearing deposits with our bank totaling $26,112,808 (December 31, 2012 - $15,058,729).  The current annual interest rate earned on these deposits is 1.16% (December 31, 2012 – 1.28%).

Short-Term Investments
Short-term investments which consist of guaranteed investment certificates are liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.  The objectives for holding short-term investments are to invest our excess cash resources in investment vehicles that provide a better rate of return compared to our interest bearing bank account with limited risk to the principal invested.  We intend to match the maturities of these short-term investments with the cash requirements of the Company’s activities and treat these as held-to-maturity short-term investments.

	Face Value $	Original Cost $	Accrued Interest $	Carrying Value $	Fair Value $	Effective Interest Rate %
September 30, 2013
Short-term investments	2,001,644	2,001,644	—	2,001,644	2,001,644	1.50%
December 31, 2012
Short-term investments	1,969,228	1,969,228	—	1,969,228	1,969,228	1.64%

Fair value is determined by using published market prices provided by our investment advisor.
Note 4: Share Capital
Authorized:
Unlimited number of no par value common shares

Issued:	Shares		Warrants
	Number	Amount $	Number	Equity Amount $
Balance, December 31, 2011	71,251,335	177,282,566	2,170,110	2,653,627
Issued for cash pursuant to February 8, 2012 bought deal financing(a)	5,065,750	21,276,150	303,945	376,892
Expiry of warrants	—	—	(2,170,110)	(2,653,627)
Exercise of stock options	393,200	1,485,622	—	—
Share issue costs	—	(1,889,247)	—	—
Balance, December 31, 2012	76,710,285	198,155,091	303,945	376,892
Issued for cash pursuant to February 25, 2013 public offering(b)	8,000,000	32,848,000	—	—
Exercise of stock options	48,533	139,676	—	—
Share issue costs	—	(2,629,203)	—	—
Balance, September 30, 2013	84,758,818	228,513,564	303,945	376,892

(a)
Pursuant to a bought deal financing, we issued 5,065,750 common shares at an issue price of $4.20 per common share for gross proceeds of $21,276,150. In connection with this bought deal financing, we issued 303,945 compensation options to the underwriters with an exercise price of $4.20 expiring on February 8, 2014 ("Broker Warrants"). The fair value of the Broker

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2013

Warrants was $376,892 ($1.24 per Broker Warrant) and has been included in the share issue costs of the financing. The fair value was determined using the Black Scholes Option Pricing Model.

(b)	Pursuant to a public offering, we issued 8,000,000 commons shares at an issue price of US$4.00 per common share for gross proceeds of US$32,000,000.
Warrants
The following table summarizes the weighted average assumptions used in the Black Scholes Option Pricing Model with respect to the valuation of Broker Warrants issued:

2012

Risk-free interest rate	1.09%
Expected hold period to exercise (years)	2.00
Volatility in the price of the Company's shares	52.28%
Dividend yield	Zero
The following table summarizes our outstanding warrants as at September 30, 2013:

Exercise Price	Outstanding, Beginning of the Period	Granted During the Period	Exercised During the Period	Expired During the Period	Outstanding, End of Period	Weighted Average Remaining Contractual Life (years)
$4.20	303,945	—	—	—	303,945	0.36
	303,945	—	—	—	303,945	0.36
Note 5: Share Based Payments
Stock Option Plan
We have issued stock options to acquire common stock through our stock option plan of which the following are outstanding at September 30:

	2013		2012
	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $
Outstanding, beginning of the period	5,925,377	4.31	5,677,577	4.37
Granted during the period	250,000	4.26	30,000	4.27
Forfeited during the period	(150,000)	4.6	(253,000)	5.17
Expired during the period	(63,500)	3.33	(170,000)	3.92
Exercised during the period	(48,533)	2.16	(344,000)	2.87
Outstanding, end of the period	5,913,344	4.33	4,940,577	4.45
Options exercisable, end of the period	5,744,509	4.39	4,897,911	4.46
The following table summarizes information about the stock options outstanding and exercisable at September 30, 2013:

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2013

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$1.45 - $2.37	840,094	5.9	2.13	676,759	2.16
$2.70 - $3.89	1,903,500	6.5	3.51	1,903,500	3.51
$4.00 - $5.92	2,140,750	4.6	4.60	2,135,250	4.60
$6.72 - $9.76	1,029,000	5.7	7.04	1,029,000	7.04
	5,913,344	5.6	4.33	5,744,509	4.39
Non-vested options vest annually over periods ranging from one to three years or after the completion of certain milestones. We have reserved 7,427,208 common shares for issuance relating to outstanding stock options.
Net share based payment expense (recovery) of ($59,497) and $191,356 for the three and nine month periods ending September 30, 2013, respectively, is due to a reversal of share based payment expense of ($81,725) and ($81,725) for the three and nine month periods ending September 30, 2013, respectively offset by share based payment expense of $22,228 and $273,081 for the three and nine month periods ending September 30, 2013, respectively. Share based payment recovery relates to the forfeiture of options that occurred during the three month period ending September 30, 2013. Share based payment expense relates to the vesting of options previously granted to employees and directors.
Net share based payment recovery of ($121,685) and ($49,489) for the three and nine month periods ending September 30, 2012, respectively, is due to a reversal of share based payment expense of ($181,669) and ($249,458) for the three and nine month periods ending September 30, 2012, respectively offset by share based payment expense of $59,984 and $199,969 for the three and nine month periods ending September 30, 2012, respectively. Share based payment recovery relates to the forfeiture of options that occurred throughout 2012. Share based payment expense relates to the vesting of options previously granted to employees and directors.
The estimated fair value of stock options issued during the period was determined using the Black Scholes Option Pricing Model using the following weighted average assumptions and fair value of options:

	2013	2012

Risk-free interest rate	1.12%	1.31%
Expected hold period to exercise	2.3 years	1.3 years
Volatility in the price of the Company's shares	59.6%	53.7%
Rate of forfeiture	—%	—%
Dividend yield	Nil	Nil
Weighted average fair value of options	$1.51	$1.02

We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the stock options. The risk-free interest rate is based on the Government of Canada marketable bond rate in effect at the time of grant and the expected life of the options represents the estimated length of time the options are expected to remain outstanding.
Note 6: Loss Per Common Share

Loss per common share is calculated using the net loss for the three and nine month periods and the weighted average number of common shares outstanding for the three and nine month periods ending September 30, 2013 of 84,758,818 and 83,112,919, respectively (September 30, 2012 of 76,607,281 and 75,903,566, respectively). The effect of any potential exercise of our stock

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2013

options and warrants outstanding during the period has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.
Note 7: Commitments

We are committed to payments totaling $6,506,334 for activities related to our clinical trial, manufacturing and collaboration programs which are expected to occur over the next twelve months.

We are committed to rental payments (excluding our portion of operating costs and rental taxes) under the terms of a lease for office premises which expires on May 31, 2016.  Annual payments under the terms of this lease are as follows:

Amount $
Remainder of 2013	22,833
2014	94,888
2015	97,428
2016	40,595
255,744

Under a clinical trial agreement entered into with the Alberta Cancer Board (“ACB”), we have agreed to repay the amount funded under the agreement together with a royalty, to a combined maximum amount of $400,000 plus an overhead repayment of $100,000, upon sales of a specified product.  We agreed to repay the ACB in annual installments in an amount equal to the lesser of: (a) 5% of gross sales of a specified product; or (b) $100,000 per annum.
Note 8: Capital Disclosures

Our objective when managing capital is to maintain adequate cash resources to support planned activities which include the clinical trial program, product manufacturing, administrative costs and intellectual property expansion and protection.  We include shareholders’ equity, cash and cash equivalents and short-term investments in the definition of capital.

	September 30, 2013 $	December 31, 2012 $
Cash and cash equivalents	29,472,201	19,323,541
Short-term investments	2,001,644	1,969,228
Shareholders’ equity	27,635,881	14,786,780

We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of REOLYSIN®.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board .  The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities.  The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity.  Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares.  Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital.  There are no assurances that funds will be made available to us when required.

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2013

On July 3, 2012, we renewed our short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution up to $150,000,000 of common shares, subscription receipts, warrants, or units (the “Securities”). Under our Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf expires on August 3, 2014.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2013.
Note 9: Financial Instruments

Our financial instruments consist of cash and cash equivalents, short-term investments,  accounts receivable, and accounts payable.  As at September 30, 2013, there are no significant differences between the carrying values of these amounts and their estimated market values.

Credit risk
Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations.  We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance.  Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada.  For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties.  Currently, 100% of our short-term investments are in guaranteed investment certificates.

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments.  We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  We are exposed to currency risk from the purchase of goods and services primarily in the U.S., the U.K. and the European Union and to the extent cash is held in foreign currencies.  The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have increased our net loss in 2013 by approximately $32,102.  The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2013 by approximately $53,536. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have increased our net loss in 2013 by approximately $181,386 .

We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.

Balances in foreign currencies at September 30, 2013 are as follows:

	U.S. dollars $	British pounds £	Euro €
Cash and cash equivalents	7,114,053	84,723	23,891
Accounts payable	(2,995,662)	(17,339)	(9,625)
	4,118,391	67,384	14,266

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities.  We manage liquidity risk through the management of our capital structure as outlined in Note 8.  Accounts payable are all due within the current operating period.
Note 10: Additional Cash Flow Disclosures

Net Change In Non-Cash Working Capital

	Three Month Period Ending September 30, 2013 $	Three Month Period Ending September 30, 2012 $	Nine Month Period Ending September 30, 2013 $	Nine Month Period Ending September 30, 2012 $
Change in:
Accounts receivable	11,338	(268)	9,577	(34,450)
Prepaid expenses	87,600	106,421	(140,224)	128,649
Accounts payable and accrued liabilities	(511,047)	1,408,467	(2,377,915)	206,909
Change in non-cash working capital related to operating activities	(412,109)	1,514,620	(2,508,562)	301,108

Other Cash Flow Disclosures

	Three Month Period Ending September 30, 2013 $	Three Month Period Ending September 30, 2012 $	Nine Month Period Ending September 30, 2013 $	Nine Month Period Ending September 30, 2012 $
Cash interest received	110,479	74,053	290,806	287,509
Cash taxes paid	2,890	9,942	2,890	14,942
Note 11: Other Expenses and Adjustments

We present our expenses based on the function of each expense and therefore include realized foreign exchange gains and losses, unrealized non-cash foreign exchange gains and losses, and non-cash stock based compensation associated with research and development activity as a component of research and development expenses and amortization of property and equipment and stock based compensation associated with operating activities as a component of operating expenses.

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2013

	Three Month Period Ending September 30, 2013 $	Three Month Period Ending September 30, 2012 $	Nine Month Period Ending September 30, 2013 $	Nine Month Period Ending September 30, 2012 $
Included in research and development expenses:
Realized foreign exchange loss (gain)	84,064	(47,128)	138,662	(73,306)
Unrealized non-cash foreign exchange loss (gain)	(91,156)	82,924	(137,794)	17,145
Non-cash share based payments (recovery), net	2,385	(125,100)	7,675	(59,734)

Included in operating expenses
Amortization of property and equipment	41,205	26,422	91,351	83,993
Non-cash share based payments (recovery), net	(61,882)	3,415	183,681	10,245
Office minimum lease payments	22,833	22,833	68,499	65,959
Note 12: Related Party Transactions

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling our activities as a whole. We have determined that key management personnel consists of the members of the Board of Directors along with certain officers of the Company.

	Three Month Period Ending September 30, 2013 $	Three Month Period Ending September 30, 2012 $	Nine Month Period Ending September 30, 2013 $	Nine Month Period Ending September 30, 2012 $
Short-term employee benefits	574,998	564,303	1,705,390	1,649,886
Share-based payments	15,993	—	256,683	—
	590,991	564,303	1,962,073	1,649,886